                                  EXHIBIT 12.1

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHANGES
                              (dollars in millions)

                                                                                               THREE MONTHS ENDED
                                                      YEAR ENDED JUNE 30                          SEPTEMBER 30
                                     ---------------------------------------------------       ------------------
                                      1992        1993       1994       1995       1996               1996
                                      ----        ----       ----       ----       ----               ----
Net income before income
  taxes.......................       $1,041       $1,401    $1,722     $2,167     $3,379             $  945
   Add:
     Fixed charges............           --          --         --         --         --                 --
   Adjust to include:
     Capitalized interest.....           --          --         --         --         --                 --
     Preferred stock dividend
       requirements...........           --          --         --         --         --                 --
                                     ------       ------    ------     ------     ------             ------
       Net income before taxes,
         as adjusted..........       $1,041       $1,401    $1,782     $2,167     $3,379             $  945
                                     ======       ======    ======     ======     ======             ======
Fixed changes:
   Interest...................           --          --         --         --         --                 --
   Amortization of debt
     expenses.................           --          --         --         --         --                 --
   Portion of rents
     representative of the
     interest factor..........           --          --         --         --         --                 --
   Preferred stock dividend
     requirements.............           --          --         --         --         --                 --
                                     ------       ------    ------     ------     ------             ------
     Total fixed charges......       $   --       $  --     $   --     $   --     $   --             $   --
                                     ======       ======    ======     ======     ======             ======

Ratio of earnings to fixed
   charges(1).................          *            *          *         *          *                  *
                                     ======       ======    ======     ======     ======             ======

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*    Not meaningful
(1) The Company had no material debt and, consequently, had no material fixed charges for each of the periods presented. The ratio of earnings to fixed charges is determined by dividing earnings by fixed charges. Fixed charges consist of the total of (i) interest, whether expensed or capitalized; (ii) amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized; (iii) such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case; and (iv) preferred stock dividend requirements of majority-owned subsidiaries and fifty-percent-owned persons, excluding in all cases items which would be or are eliminated in consolidation. Earnings consist of pretax income from continuing operations plus the amount of fixed charges, adjusted to exclude (i) the amount of any interest capitalized during the period and (ii) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries and fifty-percent-owned persons which were included in such fixed charges amount but not deducted in the determination of pretax income. The ratio of earnings to fixed charges is not meaningful for periods in which there were no material fixed charges.